EVOFEM BIOSCIENCES, INC.
12400 High Bluff Drive, Suite 600
San Diego, CA 92130

September 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jason Drory

Re: Evofem Biosciences, Inc.
Registration Statement on Form S-1
Filed September 23, 2022
File No. 333- 267591 (the “Registration Statement”)
Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Evofem Biosciences, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Friday, September 30, 2022, at 4:01 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Melanie Levy of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (858) 314-1873 with any questions regarding this request.

Very truly yours,

EVOFEM BIOSCIENCES, INC.
/s/ Justin J. File
Justin J. File Chief Financial Officer

cc:    Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Melanie Levy, Esq.